UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

3Q09 Earnings Release Schedule

São Paulo, October 22nd, 2009 - Banco Santander (Brasil) S.A. (BM&FBOVESPA: SANB3, SANB4 and SANB11; NYSE: BSBR), one of the leading universal banks in Brazil and the largest Brazilian bank controlled by a large global financial group, announces its third quarter of 2009 earnings release schedule.

Thus, in accordance with best Corporate Governance practices, Santander in Brazil begins its quiet period on October 13th, two weeks before the earnings release.

Check out the schedule:

Date	Event
From Oct 13, 2009 to Oct 27, 2009	Quiet Period
Oct 28, 2009	3Q09 Earnings Release
Oct 28, 2009	3Q09 Conference Call

Regards,

Banco Santander (Brasil) S.A.
Investor Relations

ri@santander.com.br
www.santander.com.br/ri

About Banco Santander (Brasil) S.A.:
Banco Santander (Brasil) S.A. is a leading full-service bank in Brazil and the largest bank controlled by a major global financial group, in one of the most attractive markets in the world, given its growth potential and low penetration rate of banking products and services. Banco Santander’s operations are located across the country and strategically concentrated in the South and Southeast, an area that accounted for approximately 73% of Brazil’s GDP, and where the Bank has one of the largest branch networks of any Brazilian bank.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 22, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Director

By:	/S/ Gustavo José Costa Roxo da Fonseca
Gustavo José Costa Roxo da Fonseca Executive Vice President